[Clifford Chance US LLP Letterhead]

Kathleen Werner
Partner

DIRECT TEL +1 212 878 8526
DIRECT FAX +1 212 878 8375
kathleen.werner@cliffordchance.com
October 6, 2006
VIA EDGAR AND BY FEDERAL EXPRESS
Ms. Elaine Wolff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corporate Property Associates 14 Incorporated CPA:14 Holdings Inc. Amendment No. 1 to the Registration Statement on Form S-4 Filed September 15, 2006 File No. 333-136031
Dear : Ms. Wolff:
On behalf of our clients, Corporate Property Associates 14 Incorporated (“CPA®:14”), a Maryland corporation and CPA:14 Holdings Inc. (“Holdings”), a Maryland corporation (together, the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained on the Staff’s letter dated September 27, 2006 (the “September 27 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-136031) and the joint proxy statement/prospectus, which is a part thereof (the “Prospectus”), filed by the Company on July 25, 2006, as amended by Amendment No. 1 thereto, filed on September 15, 2006. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 27 Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Ms. Elaine Wolff	Page 2
October 6, 2006
General
1.	Please tell us how each of the registrants, CPA 14 and CPA 14 Holdings, intend to satisfy their Section 15(d) reporting obligations upon effectiveness of this registration statement.
     The Company acknowledges that Section 15(d) provides that each of CPA®:14 and Holdings will become subject to the reporting obligations of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) once the Registration Statement becomes effective, and that each of them will continue to be subject to reporting obligations through the remainder of the 2006 fiscal year. This is the case even though only one of CPA®:14 or Holdings will ever issue securities under the Registration Statement.
     CPA®:14 is already subject to reporting under the Exchange Act based upon the number of its common stockholders. Holdings is not currently a reporting company because it was recently formed for the sole purpose of conducting the alternate merger described in the Registration Statement, if necessary. Holdings has only one stockholder — Carey Asset Management Corp., an affiliate of W. P. Carey & Co., LLC, and its only asset is $1,000.00 of cash. Holdings will not issue any additional shares, acquire any assets or conduct any operations, before the effective time. Holdings will only consummate the alternate merger if a significant number of stockholders of CPA®:12 elect to receive their merger consideration in cash.
     The Company currently expects to consummate the merger in late November or early December of 2006. CPA®:14 will file a Quarterly Report on Form 10-Q for the September 30, 2006 fiscal quarter as required by Section 13 of the Exchange Act. Section 15(d) of the Exchange Act would also require Holdings to file a Form 10-Q relating to the September 30, 2006 fiscal quarter. If the regular merger is consummated, CPA®:14 will remain subject to the reporting requirements of Section 13 of the Exchange Act. If the alternate merger is consummated, CPA®:14 intends to file a Form 15 to terminate its reporting obligations effective as of January 1, 2007.
     The Company is considering seeking a waiver of Holdings’ reporting obligations under Section 15(d) for periods prior to any issuance by Holdings of securities under the Registration Statement based upon the facts that: (i) Holdings will not have issued any securities under the Registration Statement as of the date the 10-Q would be due, and (ii) the 10-Q would contain de minimis information about Holdings, such as its $1,000 balance sheet and a statement that it has conducted no operations to date, all of which is already included in the Registration Statement. The Company believes that such waiver would be consistent with the Staff’s authority pursuant to Section 12(h)1 of the Exchange Act. Holdings will undertake that it will immediately become subject to the reporting obligations of Section 15(d) upon consummation of the alternate merger. If Holdings has not obtained such waiver prior to the due date for any such reports, Holdings will file the required report.

[1]	Section 12(h) provides that the Commission may by rules and regulations, or upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer or class of issuers from the provisions of Section 15(d) upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

Ms. Elaine Wolff	Page 3
October 6, 2006
Prospectus Cover Page
2.	We note your response to prior comment 4. Please revise to indicate your relationship with W.P. Carey the first time it is mentioned.
     In response to the Staff’s comment, the requested disclosure has been added on the Prospectus cover page.
3.	We note your disclosure that the exchange ratio is based on real estate appraisals as of December 31, 2005. Please revise to disclose that changes in the value of CPA 12 or CPA 14 will not result in an adjustment to the exchange ratio.
     In response to the Staff’s comment, the requested disclosure has been added on the Prospectus cover page.
Q&A’s
4.	Please revise to disclose the limitation on payment of dividends contained in the credit line agreement.
     In response to the Staff’s comment, the requested disclosure has been added on pages 3 and 8.
What right do I have if I oppose...page 5
5.	We note your response to prior comment 10. However, it is not clear when or how stockholders will be able to determine when the date articles of merger are accepted for record by the Maryland State Department of Assessments and Taxation, the date within 20 days of which stockholders must perfect their dissenters’ rights. We note your disclosure that you will file a Form 8-K to announce whether the alternative merger will be used. Please revise to clarify whether the 8-K will also contain a notice regarding the date that will be used to begin the running of the 20 days within which to perfect dissenters’ rights.
     In response to the Staff’s comment, the requested disclosure has been added on pages 5 and 7-8.
Summary, page 1
6.	We note your response to prior comment 17 and reissue that portion that requested that you briefly explain why more current appraisals were not solicited.
     In response to the Staff’s comment, the requested disclosure has been added on page 18. In addition, related disclosure has been added to the risk factor titled “The fixed exchange ratio in the merger may not reflect changes in share value” on page 30.

Ms. Elaine Wolff	Page 4
October 6, 2006
7.	We note your disclosure regarding the consequences of a sale of any of the properties included in the CPA 12 asset sale prior to closing. Please revise to include disclosure that W.P. Carey and CPA 12 are negotiating with third parties to sell four of the properties covered by the sale agreement for amounts that in the aggregate exceed the contracted prices to W.P. Carey and that one of the properties under discussion for potential sale to a third party is partially owned by CPA 14, meaning that CPA’s interest in the property would also be sold. Please update the status the negotiations.
     In response to the Staff’s comment, the requested disclosure has been added on pages 13-14 and 94-95.
Combined Company’s Portfolio
Joint Ventures, page 194
8.	We note that after the merger is completed you will have interests greater than 50% in numerous joint ventures. Please disclose your consolidation policy for these joint ventures in your next amendment.
     In response to the Staff’s comment, the requested disclosure has been added on page 195.
CPA 14 Holdings Inc.
Report of Independent Auditors, page F-29
9	We note your response to our previous comment 77. However, since you do not intend to re-solicit shareholder approval if the alternative merger is completed, it is unclear how the audit report included in this registration statement would comply with PCAOB Auditing Standard No. 1 under this scenario. Please advise.
     As more fully described in response to the Staff’s comment 10, in the event that the alternate merger is completed, CPA®:14 would be the acquiring entity for accounting purposes pursuant to SFAS 141 Business Combinations par. 16-19. However, in response to the Staff’s comment and the fact that under the alternate merger Holdings would be the legal issuer, the Company has engaged PricewaterhouseCoopers, LLP to update its procedures and reissue its report pursuant to PCAOB Auditing Standards. Such report is contained in the revised filing on page F-29.
Note 1 — Organization, page F-31
10.	Based on your response to comment 78, we understand the merger between CPA:14 and CPA:14 Holdings Inc. will be accounted for at historical cost. Please further expand your disclosures to clarify how you determined common control.
     In response to the Staff’s comment, the requested disclosure has been provided in the fourth paragraph of Note 1 on page F-31 of the Holdings balance sheet.
     The Company supplementally discloses to the Staff that the assets and liabilities of CPA®:14 would continue to be reflected at historical cost as it would be considered the acquiring entity under

Ms. Elaine Wolff	Page 5
October 6, 2006
SFAS 141 and not as a result of a transaction within a control group. This conclusion was reached by reference to paragraph 19 of SFAS 141, which provides that “If a new entity is formed to issue equity interest to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available. The guidance in paragraphs 16-18 shall be used in making that determination.” Holdings was formed solely for tax reasons for the purpose of effectuating the merger if more than 60% of the CPA®:12 stockholders elect to receive cash. Prior to the potential alternative transaction, it had no other operations and only nominal assets.
     Accordingly, either CPA®:14 or CPA®:12 must be the acquiring entity. Under the guidance provided in SFAS 141 paragraphs 16-18, the majority of factors relating to management and board composition are not applicable or not determinative. However, since CPA®:14 stockholders would have the largest voting rights based on shares outstanding (CPA®:14 stockholders would hold between 71% and 86% of the post merger shares if the proposed merger were completed and between 86% and 99% of post merger shares if the alternative merger using Holdings were completed) and because of CPA®:14’s relative size of the pre-merger assets and income, management has concluded that CPA®:14 would be considered the acquiring entity under either the proposed merger or the alternate merger. Accordingly, CPA®:14’s assets and liabilities will continue to be reflected at CPA®:14’s historical cost.
Exhibits
11.	We note your response to prior comment 81. In light of the fact that receipt of the tax opinion is a waivable condition, please revise to include an executed copy of each opinion as an exhibit before effectiveness and undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material.
     Further to our discussion, the Company undertakes to provide the requested opinions as exhibits to a Pre-Effective Amendment to Form S-4 Registration Statement (Registration No. 333-136031) that it will file with the Commission prior to effectiveness of the Registration Statement.
Sincerely,
/s/ Kathleen Werner
Kathleen Werner
Enclosures

cc:	Douglas Barzelay Judith D. Fryer Thomas Wilkin